EXHIBIT 99.5

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-286169, File No. 333-278683, File No. 333-269242, File No. 333-267510, File No. 333-262233 and File No. 333-233156) of our report dated March 17, 2025, with respect to the consolidated financial statements of SNDL Inc. for the year ended December 31, 2024 included in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ Marcum LLP

New York, NY

March 11, 2026